QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 1

JOINT FILING AGREEMENT

    This will confirm the agreement by and among all the undersigned that the Schedule 13D, and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of Assisted Living Concepts, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: July 13, 2001	LTC PROPERTIES, INC., a Maryland corporation

/s/ WENDY L. SIMPSON Vice Chairman and Chief Financial Officer

Date: July 13, 2001	LTC HEALTHCARE, INC., a Nevada corporation

/s/ WENDY L. SIMPSON Executive Vice President and Chief Financial Officer

Date: July 13, 2001
/s/ ANDRE C. DIMITRIADIS ANDRE C. DIMITRIADIS

QuickLinks

JOINT FILING AGREEMENT